Exhibit 99.2

Risk Factors

Risks Relating to Our Business

A significant portion of our North America Segment profits is dependent on the services we provide to a minority of our patients who are covered by private insurance.

Government reimbursement programs generally pay less than private insurance. Medicare only pays us 80% of the Medicare allowable amount (the patient, Medicaid or secondary insurance being responsible for the remaining 20% of which Medicaid and the patient frequently do not pay for all or part of the remaining 20%), and Medicaid rates are comparable. As a result, the payments we receive from private payors generate a substantial portion of the profits we report. We estimate that Medicare and Medicaid are the primary payors for approximately 76% of the patients to whom we provide care in North America but that for 2013, we derived 53% of our North America Segment Dialysis Care net revenues (amounting to 32% of our worldwide revenue) from Medicare and Medicaid. Therefore, if the private payors who pay for the care of the other 24% of our North America segment’s patients reduce their payments for our services, or if we experience a material shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would materially decrease.

Over the last few years, we have generally been able to implement modest annual price increases for private insurers and managed care organizations, but government reimbursement has remained flat or has been increased at rates below typical consumer price index (“CPI”) increases. Under the End Stage Renal Disease (“ESRD”) Prospective Payment System (“ESRD PPS”), Medicare payment rates are updated annually based on the CPI of relevant market inputs, less an adjustment to account for productivity improvements (0.4% for 2013). Medicare will implement further reductions pursuant to the American Taxpayer Relief Act of 2012 (“ATRA”), to account for reduced drug utilizations. In 2014, Medicare’s base payment rate will be reduced by $8.16 to account for this effect, and U.S. Centers for Medicare & Medicaid Services (“CMS”) expects a total reduction, phased in over three to four years, of $29.93. On April 1, 2014, the Protecting Access to Medicare Act of 2014, or “PAMA,” was signed into law. This law modifies ATRA such that dialysis reimbursement for 2015 is intended to equal that for 2014. In addition, the reimbursement reductions mandated by ATRA for 2016 and 2017 have been eliminated. Instead, the market basket updates net of the productivity adjustment for each of 2016 and 2017 have been reinstated, though they will be reduced by 1.25 percent each year. For 2018, the market basket update net of the productivity adjustment will be reduced by 1 percent. In addition, the law mandates that ESRD-related drugs with only an oral form, including our phosphate binder PhosLo®, are excluded from the ESRD PPS and separately reimbursed until 2024. Finally, under the law, the reductions pursuant to U.S. Sequestration for the first six months of 2024 will be 4 percent, and there will be no reductions for the second six months of 2024. See Item 4, “Information on the Company — Regulatory and Legal Matters — Reimbursement — U.S. — Budget Control Act and American Taxpayer Relief Act” on our 2013 Form 20-F and “Interim Report of Financial Condition and Results of Operations for the three and six months ended June 30, 2014 and 2013 — Financial Condition and Results of Operations — Overview” in our July 2014 Form 6-K. There can be no assurance that we can achieve future price increases from private insurers and managed care organizations comparable to those we have historically received. With increased governmental reform and regulatory activity, reimbursement from private insurers may be subject to downward pressure in the coming years. The advent of the federal and state health care exchanges may also negatively impact reimbursement from private insurance. Any reductions in reimbursement from private insurers and managed care organizations could materially and adversely impact our operating results. Any reduction in our ability to attract private pay patients to utilize our dialysis services relative to historical levels could adversely impact our operating results. Any of the following events, among others, could have a material adverse effect on our operating results:

•                  a portion of our business that is currently reimbursed by private insurers or hospitals may become reimbursed by managed care organizations, which generally have lower rates for our services; or

•                  a portion of our business that is currently reimbursed by private insurers at rates based on our billed charges may become reimbursed under contracts at lower rates.

We are exposed to product liability, patent infringement and other claims which could result in significant costs and liability which we may not be able to insure on acceptable terms in the future.

Healthcare companies are typically subject to claims alleging negligence, product liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Healthcare products may also be subject to recalls and patent infringement claims which, in addition to monetary penalties, may restrict our ability to sell or use our products. We cannot assure that such claims will not be asserted against us; for example, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse effect on our business, financial condition and results of operations. See Note 11 of the Notes to Consolidated Financial Statements (unaudited), “Commitments and Contingencies” on our July 2014 Form 6-K and Note 20 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies” in our 2013 Form 20-F.

While we have been able to obtain liability insurance in the past to partially cover our business risks, we cannot assure that such insurance will be available in the future either on acceptable terms or at all. In addition, FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability and worker’s compensation claims, up to pre-determined levels above which our third-party insurance applies. A successful claim in excess of the limits of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and reputation, which could in turn reduce our sales and profitability.

The Company is vigorously defending certain patent infringement lawsuits and certain wrongful death and personal injury lawsuits alleging inadequate labeling and warnings for certain of our dialysate concentrate products. See “Legal and Regulatory Matters,” below, Note 11 of the Notes to Consolidated Financial Statements (unaudited) in our July 2014 Form 6-K, “Commitments and Contingencies — Legal and Regulatory Matters — Commercial Litigation” and Note 20 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies — Legal and Regulatory Matters — Commercial Litigation” on our 2013 Form 20-F. While we believe we have valid defenses to these claims, an adverse determination in any of these matters could have a material adverse effect on the Company’s business, financial condition and results of operations.

Our growth depends, in part, on our ability to continue to make acquisitions.

The healthcare industry has experienced significant consolidation in recent years, particularly in the dialysis services sector. Our ability to make future acquisitions depends, in part, on our available financial resources and could be limited by restrictions imposed by the United States or other countries’ competition laws or under our credit documents. If we make future acquisitions, we may need to incur additional debt or assume significant liabilities, either of which might increase our financial leverage and cause the prices of our debt securities to decline. In addition, any financing that we might need for future acquisitions might be available to us only on terms that restrict our business. Acquisitions that we complete are also subject to risks relating to, among other matters, integration of the acquired businesses (including combining the acquired company’s infrastructure and management information systems with ours, harmonization of its marketing, patient service and logistical procedures with ours and, potentially, reconciling divergent corporate and management cultures), possible non-realization of anticipated synergies from the combination, potential loss of key personnel or customers of the acquired companies, the risk of assuming unknown liabilities not disclosed by the seller or not uncovered during due diligence and, as we expand our Care Coordination business, the risks inherent in integrating businesses outside of our traditional core dialysis business. If we are not able to effect acquisitions on reasonable terms, there could be an adverse effect on our business, financial condition and results of operations.

We also compete with other dialysis products and services companies in seeking suitable acquisition targets and the continuing consolidation of dialysis providers and combinations of dialysis providers with dialysis product manufacturers could affect future growth of our product sales. If we are not able to continue to effect acquisitions on reasonable terms, especially in the international area, this could have an adverse effect on our business, financial condition and results of operations.

We face specific risks from international operations.

We operate dialysis clinics in approximately 45 countries and sell a range of products and services to customers in more than 120 countries. Our international operations are subject to a number of risks, including but not limited to the following:

•                  the economic situation in developing or other countries could deteriorate;

•                  fluctuations in exchange rates could adversely affect profitability;

•                  we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;

•                  we could be negatively impacted by the ability of certain European Union member states and other countries to service their sovereign debt obligations;

•                  local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;

•                  political, social or economic instability, especially in developing and newly industrializing countries, could disrupt our operations;

•                  some customers and governments could increase their payment cycles, with resulting adverse effects on our cash flow;

•                  some countries could impose additional or higher taxes or fees or restrict the import or export of our products;

•                  we could fail to receive or could lose required licenses, certifications or other regulatory approvals for the operation of subsidiaries or dialysis clinics, sale of products and services or acquisitions;

•                  civil unrest, turmoil, or outbreak of disease in one or more countries in which we have material operations or material product revenue;

•                  differing labor regulations and difficulty in staffing and managing geographically widespread operations;

•                  different or less robust regulatory regimes controlling the protection of our intellectual property; and

•                  transportation delays or interruptions.

International growth and expansion into emerging markets, such as China, Eastern Europe, the Middle East and Africa, could cause us difficulty due to greater regulatory barriers than in the United States or Western Europe, the necessity of adapting to new regulatory systems, and problems related to entering new markets with different economic, social, and political systems and conditions. For example, unstable political conditions or civil unrest could negatively impact our operations and sales in a region or our ability to collect receivables or reimbursements or operate or execute projects in a region.

Any one or more of these or other factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations.

We could be adversely affected if we experience shortages of components or material price increases from our suppliers.

The Company’s purchasing strategy is aimed at developing partnerships with strategic suppliers through long-term contracts and at the same time ensuring, where reasonably practicable, that it has at least two sources for all supply and price-critical primary products (dual sourcing, multiple sourcing). To prevent loss of suppliers, we monitor our supplier relationships on a regular basis. Suppliers which are integral to our procurement functions are subject to performance and risk analyses. Through constant market analyses, a demands-based design of supplier relationships and contracts, as well as the use of financial instruments, we seek to mitigate disruptive component shortages and potential price increases. If the Company is unable to counteract the risk of bottleneck situations at times of limited availability of components and other materials in spite of its purchasing strategy in combination with ongoing monitoring of market developments, this could result in delays in production and hence have an adverse effect on the Company’s results of operations. Similarly, material price increases by suppliers could also adversely affect the Company’s result of operations.

If physicians and other referral sources cease referring patients to our dialysis clinics or cease purchasing or prescribing our dialysis products, our revenues would decrease.

Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility or vascular access center to an ESRD patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic’s staff, convenient scheduling, and a clinic’s location and physical condition. Physicians may change their facility recommendations at any time, which may result in the movement of new or existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians often account for the referral of all or a significant portion of the patient base. Our dialysis care business also depends on recommendations by hospitals, managed care plans and other healthcare institutions. If a significant number of physicians, hospitals or other healthcare institutions cease referring their patients to our clinics, this would reduce our dialysis care revenue and could materially adversely affect our overall operations.

The decision to purchase or prescribe our dialysis products and other services or competing dialysis products and other services will be made in some instances by medical directors and other referring physicians at our dialysis clinics and by the managing medical personnel and referring physicians at other dialysis clinics, subject to applicable regulatory requirements. A decline in physician recommendations or recommendations from other sources for purchases of our products or ancillary services would reduce our dialysis product and other services revenue, and would materially adversely affect our business, financial condition and results of operations.

Our pharmaceutical product business could lose sales to generic drug manufacturers or new branded drugs.

Our branded pharmaceutical product business is subject to significant risk as a result of competition from manufacturers of generic drugs and other new competing medicines or therapies. Through the end of 2013, we were obligated to make certain minimum annual royalty payments under certain of our pharmaceutical product license agreements, regardless of our annual sales of the licensed products. Thereafter, the Company is required to determine their minimum purchase requirements for the subsequent year on a yearly basis. Any of the expiration or loss of patent protection for one of our products, the “at- risk” launch by a generic manufacturer of a generic version of one of our branded pharmaceutical products or the launch of new branded drugs that compete with one or more of our products could result in the loss of a major portion of sales of that branded pharmaceutical product in a very short time period, which could materially and adversely affect our business, financial condition and results of operations.

Our competitors could develop superior technology or otherwise impact our sales.

We face numerous competitors in both our dialysis services business and our dialysis products business, some of which may possess substantial financial, marketing or research and development resources. Competition and especially new competitive developments could materially adversely affect the future pricing and sale of our products and services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products by competitors could render one or more of our products or services less competitive or even obsolete.

Global economic conditions as well as further disruptions in financial markets may have an adverse effect on our businesses.

Although there has been some improvement in the global economy and financial markets since the market deterioration of the global economy and tightening of the financial markets in 2008 and 2009, the overall global economic outlooks remains uncertain and current economic conditions could adversely affect our business and our profitability. Among other things, the potential decline in federal and state revenues that may result from such conditions may create additional pressures to contain or reduce reimbursements for our services from public payors around the world, including Medicare, Medicaid in the United States and other government sponsored programs in the United States and other countries around the world.

Job losses or slow improvement in the unemployment rate in the United States may result in a smaller percentage of our patients being covered by an employer group health plan and a larger percentage being covered by lower paying Medicare and Medicaid programs. Employers and individuals who obtain insurance through exchanges established under the ACA might also begin to select more restrictive commercial plans with lower reimbursement rates. To the extent that payors are negatively impacted by a decline in the economy, we may experience further pressure on commercial rates, a further slowdown in collections and a reduction in the amounts we expect to collect.

We depend on the financial markets for access to capital, as do our renal product customers and commercial healthcare insurers. Limited or expensive access to capital could make it more difficult for these customers to do business with us, or to do business generally, which could adversely affect our businesses. In addition, uncertainty in the financial markets could adversely affect the variable interest rates payable under our credit facilities or could make it more difficult to obtain or renew such facilities or to obtain other forms of financing in the future. Any or all of these factors, or other consequences of the continuation, or worsening, of domestic and global economic conditions which cannot currently be predicted, could continue to adversely affect our businesses and results of operations.

If we are unable to attract and retain skilled medical, technical and engineering personnel, we may be unable to manage our growth or continue our technological development.

Our continued growth in the dialysis care business will depend upon our ability to attract and retain skilled employees, such as highly skilled nurses and other medical personnel. Competition for those employees is intense and the current nursing shortage has increased our personnel and recruiting costs. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as medical directors of our dialysis clinics. If we are unable to achieve that goal or if doing so requires us to bear increased costs this could adversely impact our growth and results of operations.

Our dialysis products business depends on the development of new products, technologies and treatment concepts to be competitive. Competition is also intense for skilled engineers and other technical research and development personnel. If we are unable to obtain and retain the services of key personnel, the ability of our officers and key employees to manage our growth would suffer and our operations could suffer in other respects. These factors could preclude us from integrating acquired companies into our operations, which could increase our costs and prevent us from realizing synergies from acquisitions. Lack of skilled research and development personnel could impair our technological development, which would increase our costs and impair our reputation for production of technologically advanced products.

Diverging views of fiscal authorities could require us to make additional tax payments.

We are in dispute with the German tax authorities and the U.S. Internal Revenue Service (IRS) on certain tax deductions disallowed in past and current tax audits and from time to time with other jurisdictions. We are also subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of these audits and we may be subject to additional unfavorable adjustments and disallowances. We are contesting, and in some cases appealing certain of the unfavorable determinations. If our objections, audit appeals or court claims are unsuccessful, we could be required to make additional tax payments, which could have a material adverse impact on our results of operations and operating cash flow in the relevant reporting period. See Item 5.B, “Operating and Financial Review and Prospects — Liquidity and Capital Resources” in our 2013 Form 20-F as well as “Legal and Regulatory Matters,” below, Note 11 of the Notes to Consolidated Financial Statements (unaudited), “Commitments and Contingencies — Legal and Regulatory Matters” in our July 2014 on Form 6-K and Note 20 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies — Legal and Regulatory Matters” on our 2013 Form 20-F.

Risks Relating to Regulatory Matters

A change in U.S. government reimbursement for dialysis care could materially decrease our revenues and operating profit.

For the six months ended June 30, 2014 and for twelve months ended December 31, 2013, approximately 32% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. For further information regarding Medicare and Medicaid reimbursement, see “Interim Report of Financial Condition and Results of Operations for the three and six months ended June 30, 2014 and 2013 — Financial Condition and Results of Operations — Overview” in our July 2014 Form 6-K, Item 4.B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement” and Item 5, “Operating and Financial Review and Prospects — Financial Condition and Results of Operations — Overview” in our 2013 Form 20-F.

The utilization of Erythropoietin stimulating agents, or ESAs, could materially impact our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory terms for ESAs could reduce our revenues and operating profit.

Erythropoietin stimulating agents are produced in the U.S. by Amgen Inc., under the brand names Epogen® (epoeitin alfa) and Aranesp® (darbepoetin alfa). Under the Medicare end stage renal disease (“ESRD”) prospective payment system (“ESRD PPS”) effective January 1, 2011, payment for ESAs is generally included in the bundled rate; previously, it was reimbursed separately. Any of the following developments could materially adversely affect our business, financial condition and results of operations: (i) a reduction of the current overfill amount in ESA vials that we currently use (liquid medications, such as ESAs, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), (ii) an interruption of supply of ESAs, or (iii) material increases in the utilization of or acquisition costs for ESAs.

If we do not comply with the many governmental regulations applicable to our business, we could be excluded from government healthcare reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.

Our operations in both our dialysis care business and our products business are subject to extensive governmental regulation in virtually every country in which we operate. We are also subject to other laws of general applicability, including antitrust laws. The applicable regulations, which differ from country to country, cover areas that include:

•                  the quality, safety and efficacy of medical and pharmaceutical products and supplies;

•                  the operation of manufacturing facilities, laboratories and dialysis clinics;

•                  product labeling, advertising and other promotion;

•                  accurate reporting and billing for government and third-party reimbursement; and

•                  compensation of medical directors, joint ventures and other financial arrangements with physicians and other referral sources.

Failure to comply with one or more of these laws or regulations may give rise to a number of legal consequences. These include, in particular, monetary and administrative penalties, increased costs for compliance with government orders, complete or partial exclusion from government reimbursement programs or complete or partial curtailment of our authority to conduct business. Any of these consequences could have a material adverse impact on our business, financial condition and results of operations.

The Company’s medical devices and drug products are subject to detailed, rigorous and frequently changing regulation by the U.S. Food and Drug Administration (“FDA”), and numerous other national, supranational, federal and state authorities. These regulations include, among other things, regulations regarding product approvals, manufacturing practices, product labeling and promotion, quality control, quality assurance, and post-marketing safety reporting, including adverse event reporting and reporting of certain field actions. We cannot assure that all necessary regulatory approvals for new products or product improvements will be granted on a timely basis or at all. In addition, the Company’s facilities and procedures and those of its suppliers are subject to periodic inspection by the FDA and other regulatory authorities. The FDA and comparable regulatory authorities outside the U.S. may suspend, revoke, or adversely amend the authority necessary for manufacture, marketing, or sale of our products and those of our suppliers. The Company and its suppliers must incur expense and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, they could be subject to significant adverse administrative and judicial enforcement actions in the future. These possible enforcement actions could include warning letters, recalls, injunctions, civil penalties, seizures of the Company’s products, and criminal prosecutions as well as dissemination of information to the public about such enforcement actions. These actions could result in, among other things, substantial modifications to the Company’s business practices and operations; refunds; a total or partial shutdown of production while the alleged violation is remedied; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt the Company’s business and have a material adverse effect on the Company’s business, financial condition and results of operations. For information regarding the impact of certain FDA remediation activities we have undertaken, see “Interim Report of Financial Condition and Results of Operations for the three and six months ended June 30, 2014 and 2013 — Financial Condition and Results of Operations — Results of Operations” in our July 2014 Form 6-K. For a discussion of open FDA warning letters, see Item 4.B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Product Regulation — Medical Devices” in our 2013 Form 20-F.

We rely upon the Company’s management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations to comply with government regulations. If employees were to deliberately, recklessly or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Any such terminations or reductions could materially reduce our sales. If we fail to identify in our diligence process or to promptly remediate any non-compliant business practices in companies that we acquire, we could be subject to penalties, claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our sales, with a resulting material adverse effect on our business, financial condition and results of operations.

By virtue of this regulatory environment, our business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of “qui tam” or “whistle blower” actions brought by private plaintiffs under the False Claims Act, which are initially filed under seal. We are the subject of a number of governmental inquiries and civil suits by the federal government and private plaintiffs. For information about certain of these pending investigations and lawsuits, see “Legal and Regulatory Matters,” below, Note 11 of the Notes to Consolidated Financial Statements (unaudited) in our July 2014 Form 6-K, “Commitments and Contingencies — Other Litigation and Potential Exposures” and Note 20 of the Notes to our Consolidated Financial Statements, “Commitments and Contingencies — Other Litigation and Potential Exposures” in our 2013 Form 20-F.

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

The U.S. Foreign Corrupt Practices Act (“FCPA”) and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to public officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. We operate many facilities throughout the United States and other parts of the world. Our decentralized system has thousands of persons employed by many affiliated companies, and we rely on our management structure, regulatory and legal resources and effective operation of our compliance program to direct, manage and monitor the activities of these employees. Despite our training, oversight and compliance programs, we cannot assure you that our internal control policies and procedures always will protect us from deliberate, reckless or inadvertent acts of our employees or agents that contravene the Company’s compliance policies or violate applicable laws. Our continued expansion, including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition. The Company has received communications alleging conduct in countries outside the U.S. and Germany that may violate the FCPA or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company’s Supervisory Board is conducting an investigation with the assistance of independent counsel. The Company voluntarily advised the U.S.

Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”). The Company’s investigation and dialogue with the SEC and DOJ are ongoing. The Company has received a subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the requests. See “Legal and Regulatory Matters,” below, “Note 11 of the Notes to Consolidated Financial Statements (unaudited) in our July 2014 Form 6-K, “Commitments and Contingencies — Other Litigation and Potential Exposures” and Note 20 of the Notes to our Consolidated Financial Statements, “Commitments and Contingencies — Other Litigation and Potential Exposures” in our 2013 Form 20-F.

If our joint ventures violate the law, our business could be adversely affected.

A number of the dialysis centers and vascular access centers we operate are owned, or managed, by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. Physician owners, who are usually nephrologists, may also provide medical director services and physician owners may refer patients to those centers or other centers we own and operate or to other physicians who refer patients to those centers or other centers we own and operate. While we have structured our joint ventures to comply with many of the criteria for safe harbor protection under the U.S. Federal Anti- Kickback Statute, our investments in these joint venture arrangements do not satisfy all elements of such safe harbor, and, therefore, we do not qualify for safe harbor protection. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant joint venture business operations, if one or more of our joint ventures were found to be in violation of the Anti-Kickback Statute or the Stark Law, we could be required to restructure or terminate them. We also could be required to repay to Medicare amounts received by the joint ventures pursuant to any prohibited referrals, and we could be subject to criminal and monetary penalties and exclusion from Medicare, Medicaid and other U.S. federal and state healthcare programs. Imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations.

Proposals for healthcare reform or relating to regulatory approvals, or budgetary measures, could decrease our revenues and operating profit.

Many of the countries in which we operate have been considering proposals to modify their current healthcare systems to improve access to health care and to control costs. Policymakers in the U.S. and elsewhere are also considering reforms that could change the methodology used to reimburse providers of health care services, including dialysis. We cannot predict whether and when these reform proposals will be adopted in countries in which we operate or what impact they might have on us. In the U.S., automatic across-the-board spending cuts over nine fiscal years (2013-2021), projected to total $1.2 trillion for all U.S. Federal government programs required under the Budget Control Act became effective as of March 1, 2013 and were implemented on April 1, 2013 for CMS reimbursement to providers. The Bipartisan Budget Act of 2013 extended the cuts to mandatory spending programs such as Medicare for an additional two years. The reduction in Medicare payments to providers and suppliers is limited to one adjustment of no more than 2 percent through 2022 (the “U.S. Sequestration”), rising to 2.9 percent for the first half of FY 2023 and dropping to 1.11 percent for the second half of FY 2023. Pursuant to PAMA, the reductions pursuant to U.S. Sequestration for the first six months of 2024 will be 4 percent, and there will be no reductions for the second six months of 2024. The Medicare sequestration reimbursement reduction is independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS. The impact of the U.S. Sequestration on our dialysis care revenues from Medicare resulted in a decrease of approximately $18 million in operating income for the six months ended June 30, 2014 compared to our prior year. The impact of the U.S. Sequestration for the twelve months ended June 30, 2014 has resulted in an aggregate reduction to our operating income of $74 million. Any decrease in spending or other significant changes in state funding in countries in which we operate, particularly significant changes in the U.S. Medicare and Medicaid programs, could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

See Item 4.B, “Information on the Company — Business Overview — Regulatory and Legal Matters — Reimbursement” and “— Healthcare reform:” and Item 5, “Operating and Financial Review and Prospects — Financial Condition and Results of Operations — Overview” in our 2013 Form 20-F for information regarding the impact of the ESRD PPS on our business, our efforts to mitigate some of its effects, and the anticipated effects of the Patient Protection and Affordable Care Act (“ACA”) on our business, as well as additional information regarding the legislation and other matters discussed above.

In addition, there may be legislative or regulatory proposals that could affect FDA procedures or decision-making for approving medical device or drug products. Any such legislation or regulations, if enacted or promulgated, could result in a delay or denial of regulatory approval for our products. If any of our products do not receive regulatory approval, or there is a delay in obtaining approval, this also could have a material adverse effect on our business, financial condition and results of operations.

In the United States, the ACA authorized state and federal health care exchanges to provide greater access to private health insurance coverage. These exchanges went into effect in 2014, and it is not yet known how the insurance coverage available through the exchanges will impact reimbursement for dialysis and vascular access services, if at all. There can be no assurance that we can achieve future price increases from private insurers and managed care organizations offering coverage through the federal and state health care exchanges that are comparable to those we have historically received. Any reductions in reimbursement from private insurers and managed care organizations could materially and adversely impact our operating results.

Moreover, further changes in the U.S. healthcare reforms may be debated by Congress. Whether significant changes in policy will result is unknown. Changes, if any, that may result from these events could, depending on the details, have positive or adverse effects, possibly material, on our businesses and results of operations. Any significant healthcare reforms that substantially change the financing and regulation of the healthcare industry in countries in which we operate could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

Equity-neutral Convertible Bonds

On September 19, 2014, the Company issued €400 million aggregate principal amount ($514 million on date of issuance) of euro-denominated Equity-neutral Convertible Bonds due 2020, which are guaranteed by FMCH and D-GmbH. The conversion price is €73.6448, which is 35% above the reference price for the Company’s ordinary shares. The reference price is the arithmetic average of the Company’s daily volume-weighted average XETRA share prices over a period of fifteen consecutive XETRA trading days, commencing and including September 17, 2014. Holders of the bonds have the right to request that the Company repurchase the Equity-neutral Convertible Bonds at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a ratings decline with respect to the bonds. The definitions of “change of control” and “ratings decline” in the bonds are substantially similar to the definitions of such terms set forth under “Description of the Notes,” below.  In the bonds, we have agreed that we will not provide (and we will procure that our subsidiaries do not provide) any collateral security for any “Capital Market Indebtedness” (indebtedness that trades or is capable of trading on a securities exchange or other securities market) unless the bondholders share equally and ratably in such security.  Events of default under the Equity-neutral Convertible Bonds include failure to pay principal or interest when due, failure to pay any other amount in respect of the bonds within 30 days of the relevant due date, a failure to observe any other material obligation with respect to the bonds for 60 days after notice thereof from a holder of the bonds, failure to make payments under certain other indebtedness in excess of $100 million that results in the acceleration of such indebtedness or would constitute a payment default thereunder, final judgments (not covered by insurance) against the Company or any subsidiary not discharged for a period of 60 consecutive days, certain bankruptcy events or corporate action to authorize or effect such events, and the guarantees of FMCH or D-GmbH ceasing to be in full force and effect.  Upon such events, a bondholder is entitled to declare his bonds due and payable, in whole or in part, together with interest to the date of repayment. Concurrently with the bond issuance, the Company purchased cash-settled call options on its shares to fully hedge its exposure under the bonds’ conversion rights, as a result of which the bonds will not result in the issuance of new shares at maturity. We used the net proceeds of approximately $476 million to repay short-term indebtedness and to repay indebtedness outstanding under the revolving credit facility of our 2012 Credit Agreement, and for general corporate purposes to support our renal dialysis products and services business.

Legal and Regulatory Matters

The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters that the Company currently deems to be material or noteworthy are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

On August 27, 2012, Baxter filed suit in the U.S. District Court for the Northern District of Illinois, styled Baxter International Inc., et al., v. Fresenius Medical Care Holdings, Inc., Case No. 12-cv-06890, alleging that the Company’s LibertyTM cycler infringes certain U.S. patents that were issued to Baxter between October 2010 and June 2012. The Company believes it has valid defenses to these claims, and will defend this litigation vigorously.

On April 5, 2013, the U.S. Judicial Panel on Multidistrict Litigation ordered that the numerous lawsuits filed and anticipated to be filed in various federal courts alleging wrongful death and personal injury claims against FMCH and certain of its affiliates relating to FMCH’s acid concentrate products NaturaLyte® and Granuflo® be transferred and consolidated for pretrial management purposes into a consolidated multidistrict litigation in the

United States District Court for the District of Massachusetts, styled In Re: Fresenius Granuflo/Naturalyte Dialysate Products Liability Litigation, Case No. 2013-md-02428. The Massachusetts state courts subsequently established a similar consolidated litigation for such cases filed in Massachusetts county courts, styled In Re: Consolidated Fresenius Cases, Case No. MICV 2013-03400-O (Massachusetts Superior Court, Middlesex County). These lawsuits allege generally that inadequate labeling and warnings for these products caused harm to patients. In addition, similar cases have been filed in state courts outside Massachusetts, in some of which the judicial authorities have established consolidated proceedings for their disposition. FMCH believes that these lawsuits are without merit, and will defend them vigorously.

Other Litigation and Potential Exposures

On February 15, 2011, a qui tam relator’s complaint under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator’s complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payors for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a subpoena seeking the production of documents related to the same laboratory tests that are the subject of the relator’s complaint. FMCH has cooperated fully in responding to the subpoena, and will vigorously contest the relator’s complaint.

Subpoenas or search warrants have been issued by federal and state law enforcement authorities under the supervision of the United States Attorneys for the Districts of Connecticut, Southern Florida, Eastern Virginia and Rhode Island to American Access Care LLC (AAC), which the Company acquired in October 2011, and to the Company’s Fresenius Vascular Access subsidiary which now operates former AAC centers as well as its own original facilities. Subpoenas have also been issued to certain of the Company’s outpatient hemodialysis facilities for records relating to vascular access treatment and monitoring. The Company is cooperating fully in these investigations. Communications with certain of the investigating United States Attorney Offices indicate that the inquiry encompasses invoicing and coding for procedures commonly performed in vascular access centers and the documentary support for the medical necessity of such procedures. The AAC acquisition agreement contains customary indemnification obligations with respect to breaches of representations, warranties or covenants and certain other specified matters. As of October 18, 2013, a group of the prior owners of AAC exercised their right pursuant to the terms of the acquisition agreement to assume responsibility for responding to certain of the subpoenas. Pursuant to the AAC acquisition agreement the prior owners are obligated to indemnify the Company for certain liabilities that might arise from those subpoenas.

The Company has received communications alleging conduct in countries outside the U.S. and Germany that may violate the U.S. Foreign Corrupt Practices Act (“FCPA”) or other anti-bribery laws. The Audit and Corporate Governance Committee of the Company’s Supervisory Board is conducting an investigation with the assistance of independent counsel. The Company voluntarily advised the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”). The Company’s investigation and dialogue with the SEC and DOJ are ongoing. The Company has received a subpoena from the SEC requesting additional documents and a request from the DOJ for copies of the documents provided to the SEC. The Company is cooperating with the requests.

Conduct has been identified that may result in monetary penalties or other sanctions under the FCPA or other anti-bribery laws. In addition, the Company’s ability to conduct business in certain jurisdictions could be negatively impacted. The Company has previously recorded a non-material accrual for an identified matter.  Given the current status of the investigations and remediation activities, the Company cannot reasonably estimate the range of possible loss that may result from identified matters or from the final outcome of the investigations or remediation activities.

The Company’s independent counsel, in conjunction with the Company’s Compliance Department, have reviewed the Company’s anti-corruption compliance program, including internal controls related to compliance with international anti-bribery laws, and appropriate enhancements are being implemented. The Company is fully committed to FCPA compliance.

In December 2012 and January 2013, FMCH received subpoenas from the United States Attorneys for the District of Massachusetts and the Western District of Louisiana requesting production of a broad range of documents. Communications with the investigating United States Attorney Offices indicate that the inquiry relates to products manufactured by FMCH, which encompasses the Granuflo® and Naturalyte® acid concentrate products that are also the subject of personal injury litigation described above, as well as electron-beam sterilization of dialyzers, the Liberty peritoneal dialysis cycler, and 2008 series hemodialysis machines as related to the use of Granuflo® and Naturalyte®. FMCH is cooperating fully in the government’s investigation.

On June 13, 2014, the Ministry of Commerce of the People’s Republic of China, (MOFCOM) launched an anti-dumping investigation into producers of hemodialysis equipment in the European Union and Japan, which includes certain of the Company’s subsidiaries. The Company intends to cooperate in this investigation.

The Company filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s deductions for civil settlement payments taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37 million, inclusive of interest and preserved its right to pursue claims in the United States Courts for refunds of all other disallowed deductions, which totaled approximately $126 million. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. On August 15, 2012, a jury entered a verdict for FMCH granting additional deductions of $95 million. On May 31, 2013, the District Court entered final judgment for FMCH in the refund amount of $50.4 million.  On August 13, 2014, the United States Court of Appeals for the First Circuit (Boston) affirmed the District Court’s order.

In August 2014, FMCH received a subpoena from the United States Attorney for the District of Maryland inquiring into FMCH’s contractual arrangements with hospitals and physicians, including contracts relating to the management of hospital-based outpatient chronic dialysis facilities and in-patient acute dialysis services.  FMCH is cooperating in the investigation.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the marketing and distribution of such products, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. With respect to its development, manufacture, marketing and distribution of medical products, if such compliance is not maintained, the Company could be subject to significant adverse regulatory actions by the FDA and comparable regulatory authorities outside the U.S. These regulatory actions could include warning letters or other enforcement notices from the FDA, and/or comparable foreign regulatory authority which may require the Company to expend significant time and resources in order to implement appropriate corrective actions. If the Company does not address matters raised in warning letters or other enforcement notices to the satisfaction of the FDA and/or comparable regulatory authorities outside the U.S., these regulatory authorities could take additional actions, including product recalls, injunctions against the distribution of products or operation of manufacturing plants, civil penalties, seizures of the Company’s products and/or criminal prosecution. FMCH is currently engaged in remediation efforts with respect to three pending FDA warning letters. See “Regulatory and Legal Matters — Product Regulation” section of the 2013 Annual Report on Form 20-F for additional information. The Company must also comply with the laws of the United States, including the federal Anti-Kickback Statute, the federal False Claims Act, the federal Stark Law and the federal Foreign Corrupt Practices Act as well as other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “qui tam” or “whistle blower” actions. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law, the False Claims Act and the Foreign Corrupt Practices Act, among other laws and comparable laws of other countries.

Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Other Updates

On October 21, 2014 the Company acquired Laurus Healthcare L.P., which does business under the trade name National Cardiovascular Partners “NCP”. NCP is the leading operator of outpatient cardiac catheterization and vascular laboratories in the U.S. In line with this acquisition the Company increased its guidance for acquisition spending to approximately $1.3 billion for 2014.

As of the date of this Report, except as disclosed herein, including in the Exhibits hereto, and in one or more reports on Form 6-K furnished or filed prior to the date hereof, there are no material updates to the information provided in our Annual Report on Form 20-F for the year ended December 31, 2013 and in our Report on Form 6-K dated July 31, 2014 containing our financial statements as of and for the three and six months ended June 30, 2014 and 2013.

Forward Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “outlook”, “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.  These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results are discussed in our annual and quarterly reports filed with the Securities and Exchange Commission.